# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AYRO, Inc., CIK 0001086745
CUSIP: 054748207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 E. OLD SETTLERS BOULEVARD, SUITE 100, ROUND ROCK, Texas (TX), 78664
Date of event which requires filing of this statement: 06/03/2024
Filed by CIK 0002025175
Persons authorized to receive notices and communications: Rick Guerisoli, 192 East 200 North, Third Floor, St. George, Utah (UT), 84770, (435) 674-0400

## Reporting persons
- Rea Natale (CIK 0002025175): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: personal funds (PF); sole voting power 440,000; shared voting power 0; sole dispositive power 440,000; shared dispositive power 0; aggregate amount beneficially owned 440,000 (8.3% of the class)
  Comment: Based on 5,300,220 shares of common stock outstanding as of May 14, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: AYRO, Inc.
Address of issuer's principal executive offices: 900 E. OLD SETTLERS BOULEVARD, SUITE 100, ROUND ROCK, Texas (TX), 78664

## Item 2. Identity and Background
Name of person filing: Natale Rea
Residence or business address: 2000 16th Sideroad, King City, Ontario, L7B 1A3 Canada
Present principal occupation or employment: Mr. Rea is self-employed. His principal business address is 2000 16th Sideroad, King City, Ontario, L7B 1A3 Canada.
Criminal convictions in the last five years: During the last five years, Mr. Rea has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Rea has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Rea is a Canadian citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Rea acquired the Issuer's shares in open market transactions using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Rea has acquired the Issuer's shares for investment purposes. In pursuing such investment purposes, Mr. Rea purchased the shares based on his belief that the shares represented an attractive investment opportunity, and Mr. Rea may further purchase, hold, vote, trade, sell or otherwise deal in the shares at the time, and in such manner, as he deems advisable to benefit from, among many other things, changes in market prices of the shares, the market prices of such shares relative to the value of the Issuer's assets, changes in Mr. Rea's investment strategy, and changes in the Issuer's business strategy.

Mr. Rea intends to review his investment in the Issuer's shares on a continuing basis and may also propose or take one or more of the actions described in subsection (a) through (j) of Item 4 of Schedule 13D, including engaging in discussions with management, the Board of Directors, and shareholders concerning, among other things, the acquisition of additional shares of the Issuer or the disposition of the shares of the Issuer, extraordinary corporate transactions, such as a merger, reorganization or sale of the Issuer's assets, a change in the board of directors or management of the Issuer, a material change in the capitalization policy of the Issuer, and other material changes in the Issuer's business or corporate structure.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Rea is the beneficial owner of 440,000 Issuer shares, which represent 8.3% of the Issuer's outstanding shares. The aggregate percentage of shares reported by Mr. Rea herein is based on 5,300,220 shares outstanding as of May 14, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Rea has the sole power to vote and dispose of 440,000 Issuer shares.
Transactions in the class effected during the past sixty days: Transactions in the Issuer's shares by Mr. Rea during the past sixty days are as set forth in Exhibit A attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- Rea Natale: Natale Rea, Natale Rea (06/10/2024)